Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act 1934

Report on Form 6-K for the month of December 2007

Hellenic Telecommunications Organization S.A.

(Translation of Registrant's name into English)

99 Kifissias Avenue

GR 15181 Amaroussion

Athens, Greece

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No ____

Enclosures:

1.

Press release dated: December 20  2007

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

   ANNOUNCEMENT

Αthens, December 20, 2007 – The Hellenic Telecommunications Organization SA (OTE SA), announces that its Greek fixed-line's  Division of Business and Residential Customers has been split into two separate entities.

The two new divisions are:

▪

Corporate and Business Customers, headed by Mr. Elias Drakopoulos, Managing Director of OTENet

▪

Residential Customers, headed by Mr. Panos Sarantopoulos, until recently Deputy Chief Technology Officer

The new General Directors, who took office on December 18, will have full responsibility for overall customer service of their respective division, will define their commercial strategy, and conduct the development of relevant products and solutions. In addition, Mr. Drakopoulos will be responsible for the implementation of relevant projects and services, as well as for the overall support of all business and corporate customers.

The decision to reorganize the Division of Business and Residential Customers should enable OTE's fixed-line operations in Greece to improve their responsiveness in the face of heightening competition in the telecommunications sector, better address technological convergence and growing customer needs for integrated high-quality solutions, and raise their practices to best international standards.

Mrs. Soula Evans, who until now was General Director of Business and Residential Customers, will assume new responsibilities as consultant to OTE's management. Mr. Panagis Vourloumis, Chairman and CEO of OTE, thanked Mrs. Evans for her contribution in the past several years and wished the two new General Directors every success in their duties.

Notes to Editors

Elias Drakopoulos: Mr. Drakopoulos holds a BSc in Electrical Engineering from Aristotle University of Thessaloniki and a Masters Degree and PhD in Telecommunications from Northwestern University in Evanston, Illinois, USA. Mr. Drakopoulos also has a graduate degree in Business Management and Strategy from INSEAD, France. From 1989 to 1998, Mr. Drakopoulos held various managerial positions at AT&T, Bell Laboratories and Lucent Technologies in the US, where he was responsible for design and techno-economical matters. In 1998, he was appointed Director of Network Planning at Lucent Technologies for Europe until 2001 and subsequently until January 2003 Vice President of Solutions, Business Development and Marketing for Europe. He was appointed OTENet General Manager in February 2003 and Managing Director in February 2007.

Panos Sarantopoulos: Mr. Sarantopoulos holds a BSc in Electrical Engineering from the National Technical University of Athens. He has extensive experience in the Telecommunications and IT industry, having worked at Hewlett Packard Hellas as Sales Engineer and Sales Manager for Test & Measurement Solutions and at OTE as Telecom Engineer. From April 1990 until March 2001, he held various managerial positions at Quest Group, including the position of General Manager of Hellas On Line (April 1997-March 2001). In April 2001, Mr. Sarantopoulos joined OTENET as General Manager of Consumer Products and Services and then held the position of General Commercial Manager until February 2007 when he joined OTE as Deputy CTO.

About OTE

OTE Group is Greece's leading telecommunications organization and one of the pre-eminent players in South-eastern Europe, providing top-quality products and services to its customers.

Apart from serving as a full service telecommunications group in the Greek telecoms market, OTE Group has also expanded during the last decade its geographical footprint throughout South East Europe, acquiring stakes in the incumbent telecommunications companies of Romania and Serbia, and establishing mobile operations in Albania, Bulgaria, the Former Yugoslav Republic of Macedonia and Romania.  At present, companies in which OTE Group has an equity interest employ over 30,000 people in six countries, and our portfolio of solutions ranges from fixed and mobile telephony to Internet applications, satellite, maritime communications and consultancy services.

Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE’s American Depository Receipts (ADR’s) represents ½ ordinary share.

Additional Information is also available on http://www.ote.gr.

Contacts:

OTE:                Dimitris Tzelepis - Head of Investor Relations

                       Tel: +30 210 611 1574, Email: dtzelepis@ote.gr

Nektarios Papagiannakopoulos-Senior Financial Analyst, Investor Relations

Tel: +30 210 611 7593, Email: npapagiannakopoulos@ote.gr

Daria Kozanoglou - Communications Officer, Investor Relations

Tel: +30 210 611 1121, Email: nkozanoglou@ote.gr

Marilee Diamanti - IR Coordinator

Tel: +30 210 611 5070, Email: mdiamant@ote.gr

Christina Hadjigeorgiou - Financial Analyst

Tel: +30 210 611 1428, Email: cchatzigeo@ote.gr

Forward-looking statement

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2006 filed with the SEC on June 28, 2007. OTE assumes no obligation to update information in this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: December 20, 2007

By: /s/ Iordanis Aivazis

Name: Iordanis Aivazis

Title: Chief Operating Officer